UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 22 February, 2004  By Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
22 FEBRUARY 2004

STUDY AT YALE UNIVERSITY SUPPORTS DEVELOPMENT OF PHENOXODIOL
AS A DRUG TO RESTORE CHEMO-SENSITIVITY IN NON-RESPONSIVE WOMEN
WITH RECURRENT OVARIAN CANCER

Novogen Limiteds subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchanges Alternative Investment Market.

(Washington DC: February 22, 2004)
Marshall Edwards, Inc. (NASDAQ : MSHL; LSE-AIM : MSH) has commenced a new human clinical trial of the investigational anti-cancer drug, phenoxodiol, in patients with cancer of the cervix.

The study of patients with squamous cell carcinoma and adenocarcinoma of the cervix vagina and vulva is being conducted at Yale-New Haven Hospital, Connecticut, USA. The Principal
Investigator is Dr Masoud Azodi of the Yale University School of Medicine.

The subjects in the study will have a primary diagnosis of cancer and after four weeks of daily phenoxodiol treatment in its oral dosage form will be scheduled for either surgical resection or radiotherapy. This design is known as a neo-adjuvant study.

The study will evaluate the safety and ability of phenoxodiol to act as an effective anti-cancer agent when it is given as a monotherapy in early-stage cancer. Because this is the first study in the U.S. using phenoxodiol in its oral dosage form, it is to be termed a Phase I trial. Phenoxodiol was used in the intravenous dosage form, also at Yale, in the now completed Phase II trial for chemo-resistant ovarian cancer.

Marshall Edwards, Inc., is pursuing a dual strategy of developing phenoxodiol for the treatment of both early-stage cancers and late-stage cancers. The strategy in early-stage cancers of using phenoxodiol as a monotherapy is intended to result in the killing of cancer cells before they have had a chance to develop the pro-survival techniques that characterize many late-stage cancers.

 The strategy being employed for late-stage cancers is to use phenoxodiol as a chemo-sensitizing agent in combination with standard drugs. Pre-clinical studies have shown that phenoxodiol potently synergizes the action of standard anti-cancer drugs such as platinums, taxanes, gemcitabine and camptothecin, as well as restoring sensitivity in chemo-resistant cancer cells.

One of the main ways in which phenoxodiol functions, is to i nhibit the production within the cancer cell of anti-apoptotic or pro-survival proteins such as FLIP and XIAP. These are proteins produced by all cells as a way of blocking the action of death receptors and inhibiting apoptosis. Proteins such as XIAP are over-expressed in many cancers as well as being associated with the development of resistance to anti-cancer drugs.
By inhibiting the production of these blocking proteins, phenoxodiol restores the ability of the cancer cell to undergo apoptosis, as well as restoring the ability of cancer cells to respond to the killing effects of many standard anti-cancer drugs.

Dr. Graham Kelly, Executive Chairman of Marshall Edwards, Inc., said, by comparing the size and appearance of the tumor at both the start and conclusion of the study, researchers had the chance to document the anti-cancer effect of phenoxodiol in a precise way.

Cervical cancer is a squamous cell carcinoma, which is the main form of cancer found in tumors of the head, neck, mouth, esophagus, cervix, vagina and bladder, Dr. Kelly said.

The study will involve 20 women. Phenoxodiol will be given as an oral capsule, three times per day, using two different dosages in order to determine the dose-response effect.

Phenoxodiol was developed by Novogen Limited
(Nasdaq: NVGN; ASX: NRT) and licensed to Marshall Edwards, Inc.. It is an investigational anti-cancer drug that has yet to receive marketing approval by regulatory authorities.
Marshall Edwards, Inc., manages its international research and development programs using the expertise and clinical research capabilities of universities and hospitals in the U.S., Australia and Europe.

Marshall Edwards, Inc., has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited.
(Nasdaq: NVGN). Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform.
More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.


Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions;
the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.


CONTACT: US-Australia: Mr. Christopher Naughton,
President and CEO of Marshall Edwards, Inc., + 61.2.9878 0088